UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A-1

Current Report Pursuant to Section 13 or 15(d)

Of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 21, 2005

AUGUST TECHNOLOGY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Minnesota
(State or Other Jurisdiction of Incorporation)

000-30637	41-1729485
(Commission File Number)	(IRS Employer
Identification No.)

4900 West 78th Street Bloomington, Minnesota 55545
(Address of Principal Executive Offices) (Zip Code)

(952) 820-0080
(Registrant’s Telephone Number, Including Area Code)

Not Applicable (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Form 8-K amendment is being filed to submit additional exhibits.

Item 1.01                                             Entry into a Material Definitive Agreement.

On January 21, 2005, August Technology Corporation entered into an Agreement and Plan of Merger and Reorganization with Nanometrics Incorporated, a California corporation, Major League Merger Corporation, a Minnesota Corporation, and Minor League Merger Corporation, a Delaware Corporation.  A description of the merger agreement and related matters is set forth in the original Form 8-K filed on January 21, 2005.

Item 9.01                                             Financial Statements and Exhibits.

(a)                                  Financial statements:  None.

(b)                                 Pro forma financial information:  None.

(c)                                  Exhibits:

2.1                                 Agreement and Plan of Merger and Reorganization by and among Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation dated January 21, 2005.

2.2                                 Form of Voting Agreement by and between August Technology Corporation and certain shareholders of Nanometrics Incorporated.

2.3                                 Form of Voting Agreement by and between Nanometrics Incorporated and certain shareholders of August Technology Corporation.

99.1                           Press release dated January 21, 2005.

99.2                           Powerpoint Presentation to Employees on January 21, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	January 24, 2005

AUGUST TECHNOLOGY CORPORATION

		By	/s/ Stanley D. Piekos
Stanley D. Piekos, Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AUGUST TECHNOLOGY CORPORATION

EXHIBIT INDEX TO FORM 8-K/A-1

Date of Report:	Commission File No.:
January 21, 2005	000-30637

EXHIBIT
NO.	ITEM

2.1

Agreement and Plan of Merger and Reorganization by and among Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation dated January 21, 2005.

2.2	Form of Voting Agreement by and between August Technology Corporation and certain shareholders of Nanometrics Incorporated.

2.3	Form of Voting Agreement by and between Nanometrics Incorporated and certain shareholders of August Technology Corporation.

99.1	Press release dated January 21, 2005.*

99.2	Powerpoint Presentation to Employees on January 21, 2005.*

*Previously filed with original Form 8-K.